Exhibit 4.2 (a)

WARRANT SUPPLEMENT

TO THE

WARRANT
TO PURCHASE
COMMON SHARES
OF
FRONTIER AIRLINES, INC.

          This Warrant Supplement (this “Warrant Supplement”) to the Warrant to purchase Common Shares of Frontier Airlines, Inc., a Colorado corporation (“Frontier”), issued to the Air Transportation Stabilization Board, with its principal office at 1120 Vermont Avenue, Suite 970, Washington, D.C. 20005 and/or its transferees and assigns (individually or collectively, the “Holder”), on February 14, 2003 (the “Warrant”) is entered into as of March 31, 2006 by and between Frontier Airline Holdings, Inc., a Delaware corporation (“Frontier Holdings”), and Holder.

RECITALS

          A. On January 31, 2006, Frontier entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Frontier Holdings, a wholly owned subsidiary of Frontier, and FA Sub, Inc., a Colorado corporation and a wholly owned subsidiary of Frontier Holdings (“Merger Sub”), to effect the reorganization of Frontier into a Delaware holding company structure.

          B. At the date and time when the Merger (as defined below) becomes effective (the “Effective Time”), pursuant to the transactions contemplated by the Merger Agreement and on the terms and subject to the conditions thereof: (i) Merger Sub, in accordance with the Colorado Business Corporation Act, will merge with and into Frontier, with Frontier as the surviving corporation, becoming a wholly owned subsidiary, directly and indirectly, of Frontier Holdings (the “Merger”), (ii) each share of common stock of Frontier (“Frontier Common Stock”) (other than such shares held by Frontier Holdings, which shares will continue to be outstanding and held by Frontier Holdings) will be converted into the right to receive one share of the common stock of Frontier Holdings (“Frontier Holdings Common Stock”), (iii) each share of Frontier Holdings Common Stock held by Frontier (being the 1000 shares issued upon the formation of Frontier Holdings) will be canceled, and (iv) the Warrant will (until the end of the Exercise Period as defined in the Warrant) evidence the right to receive, upon exercise of the Warrant, in lieu of the shares of Frontier Common Stock deliverable upon such exercise immediately prior to the Merger, the kind and amount of Frontier Holdings Common Stock equivalent to what the Holder would have been entitled to receive upon the Merger had the Holder exercised the Warrant immediately prior to the Merger.

NOW, THEREFORE, the parties hereby amend the Warrant as follows:

          1. Assumption. Frontier Holdings, in accordance with Section 5.3 of the Warrant, expressly assumes (a) the obligation to deliver to Holder such shares of Frontier Holdings Common Stock as the Holder is entitled to purchase, and (b) all other obligations and liabilities under the Warrant, including obligations and liabilities in respect of subsequent adjustments that are required under the Warrant.

          2. No Other Changes. Except as otherwise expressly provided by this Warrant Supplement, all of the terms, conditions and provisions of the Warrant remain unaltered and in full force and effect. This Warrant Supplement and the Warrant shall be read and construed as one agreement.

          3. Effective Time. This Warrant Supplement will become effective at the Effective Time.

          4. Counterparts. This Warrant Supplement may be executed in any number of counterparts, each of which will be deemed an original but all of which together will be deemed but one and the same instrument.

[Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Warrant Supplement to be duly executed in its name and on its behalf, all as of the date first written above.

FRONTIER HOLDINGS:	FRONTIER AIRLINES HOLDINGS, INC.

By:

Name:

Title:

HOLDER:	AIR TRANSPORTATION STABILIZATION BOARD

By:

Name:

Title: